October 15, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549
Attn: Deborah O’Neal-Johnson and Kathy Churko

Re:	Portman Ridge Finance Corporation;
Form N-14, File No. 333-233664

Dear Ms. O’Neal-Johnson and Ms. Churko:

On behalf of Portman Ridge Finance Corporation (“PTMN”), we are providing the following responses to comments received by telephone from the staff of the Securities and Exchange Commission (the “Commission”) on October 3, 2019 relating to PTMN’s Form N-14 filed with the Commission on September 6, 2019 (the “Registration Statement”). Please note that all page numbers in our responses are references to the page numbers of the Registration Statement.  All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Accounting Comments

1.
The first sentence in the second full paragraph on page 7 states that the Merger “will not qualify as a reorganization if the fair market value of the PTMN Common Stock received by OHAI Stockholders in the Merger does not equal or exceed 40% of the aggregate consideration.”  Please supplementally advise us whether the Merger would have qualified as a reorganization had it occurred on June 30.

PTMN confirms that, had the Merger occurred on June 30, 2019, more than 40% of the aggregate consideration received by OHAI Stockholders would have been comprised of PTMN Common Stock, and the Merger would have qualified as a reorganization.

2.
On page 9, the second full paragraph in the “Merger Structure” section indicates that “PTMN Stockholders will own approximately 83% of the outstanding PTMN Common Stock and former OHAI Stockholders will own approximately 17% of the outstanding PTMN Common Stock.”  Please supplementally provide support for these calculations.

As of June 30, 2019, PTMN had 37,356,061 shares outstanding and total net assets of $139,177,591. OHAI had net assets of $37,006,062. If the Merger had been consummated on June 30, 2019, PTMN would have issued 7,384,831 shares (after accounting for anticipated expenses of both parties related to the transaction). PTMN’s calculation of the pro forma ownership of the combined entity among existing PTMN Stockholders and OHAI Stockholders is below:

A. Shares of PTMN Prior to Merger	37,356,061 shares (83.494% of Line C)
B. Shares issued to OHAI Stockholders (19.769% of Line A)	7,384,831 shares (16.506% of Line C)
C. Pro forma outstanding shares of PTMN Common Stock (Line A + Line B)	44,740,892 shares

3.
On page 15, the Registration Statement states that “[b]ased on the number of outstanding shares of OHAI Common Stock as of June 30, 2019, the net asset value per share of PTMN Common Stock and the net asset value per share of OHAI common stock on such date, PTMN would issue approximately 7,433,856 shares of PTMN Common Stock pursuant to the Merger Agreement.”  Please supplementally confirm whether this number means that PTMN would have issued common stock equal to more or less than 19.9% of the number of issued and outstanding shares of PTMN Common Stock immediately prior to the Effective Time. If applicable, please clarify this in this disclosure that PTMN would have been required to increase the cash consideration payable to OHAI Stockholders had the Merger been consummated on June 30, 2019.

PTMN would have issued new shares of PTMN Common Stock equal to 19.769% of the number of issued and outstanding shares immediately prior to the Merger if it had occurred on June 30, 2019. Accordingly, PTMN would not have been required to increase the cash consideration payable to OHAI Stockholders above $8 million if the Merger had occurred on June 30, 2019. The relevant disclosure has been revised to reflect the correct number of shares that would have been issued on June 30, 2019.

4.
In the “Risks Relating to an Investment in OHAI’s Securities” section on page 60, the Registration Statement provides that OHAI’s shares currently trade at a substantial discount.  If this discount will be allocated to OHAI assets, or result in a day-one gain or loss, please revise this disclosure accordingly.  Please refer to FASB ASC 805, Business Combinations, as the Staff believes the transaction may be deemed an asset acquisition under FASB ASC 805.

PTMN agrees with the Staff’s position and has revised the pro forma financial statements to reflect a day-one unrealized gain, determined by comparing the fair value of consideration given (using the market value of Portman Ridge stock on June 30, 2019, plus cash consideration) to the fair value of the net assets acquired. The discount has been allocated to the investments acquired, which will accrete (to par) over the remaining lives of those investments. To the extent that one of those investments is sold in the future at price in excess of its then amortized cost (such amortized cost reflecting accumulated accretion from the date of acquisition), then such sale will result in a realized gain, which gain would be considered in the determination of the capital gain incentive fees payable by PTMN to Sierra Crest. Additional disclosure has been added to the pro forma financial statements regarding the day-one unrealized gain and the potential to impact future capital gain incentive fees.

5.	In the “Comparative Fees and Expenses” table on page 62:

a.	Please confirm that the amounts represent the current expenses of PTMN and OHAI. In addition, please indicate that PTMN is the acquiring fund and that OHAI is the target fund in the table.

The annualized expenses shown for PTMN are based on actual expenses for the quarter ended June 30, 2019, to account for the fact that PTMN transitioned from an internal management structure to an external management structure effective April 1, 2019. The actual expenses shown for PTMN exclude a non-recurring lease impairment charge, as disclosed in footnote 7 to the fees and expenses table. Similarly, the “actual” amounts presented in the table with respect to OHAI reflect the annualized actual amounts incurred by OHAI during the three months ended June 30, 2019, excluding costs related to the strategic alternative review process.  PTMN and OHAI excluded the non-recurring lease impairment charge and the costs related to the strategic alternative review process, respectively, because including these non-recurring charges would overstate their annualized expense estimates. Support for these calculations is attached hereto as Exhibit A. The table has been revised to indicate that PTMN is the acquiring fund and that OHAI is the target fund in connection with the proposed merger transaction.

b.
OHAI’s incentive fees are shown as 0.00%.  However, the Selected Consolidated Financial Data of OHAI on page 68 shows OHAI’s incentive fees as 0.4% for the six months ended June 30, 2019.  Please confirm that the incentive fees line item on page 62 is accurate.

OHAI’s incentive fee of 0.4% in the “Selected Consolidated Financial Data” table on page 68 represents the capital gains incentive fee accrual as of June 30, 2019, which OHAI is required under U.S. GAAP to accrue during the year but is determinable and payable in arrears as of the earlier of the end of each fiscal year or the termination of the investment advisory agreement. However, based on OHAI’s investment portfolio activity and preliminary portfolio valuations subsequent to June 30, 2019, OHAI estimates the capital gains incentive fee to be approximately $46,000, or 0.12% of net asset value.  As a result, we have revised the “Comparative Fees and Expenses” table in the Registration Statement to reflect the foregoing information.

c.	Please supplementally provide support for the pro forma “other expenses” calculation of 3.71%.

Support for these calculations is attached hereto as Exhibit B.

d.
Please supplementally explain why the 16.32% total annual expenses shown for PTMN in the fees and expenses table is lower than the expenses shown in the PTMN Consolidated Financial Highlights (unaudited) in the Form 10-Q for the period ended June 30, 2019.

The 16.32% total annual expenses shown for PTMN reflects PTMN’s second quarter actual expenses included in the Form 10-Q, less a $1.4 million lease impairment charge, on an annualized basis. Disclosure has been added to footnote 8 to the fees and expenses table to account for the exclusion of the lease impairment, similar to the disclosure in footnote 7.

e.	Please clarify footnote 3 on page 62 to indicate that the pro forma column assumes combined asset as of June 30, 2019. If it does not, please supplementally explain why that is the case.

PTMN has incorporated the requested revisions.

f.
Please supplementally state whether the Merger will result in a realization event for OHA for incentive fee purposes. If so, in footnote 5 on page 62, please provide an estimate of the capital gains incentive fee in both dollars and basis points that will be payable upon termination of OHAI’s investment advisory agreement as a result of the Merger.

The termination of OHAI’s investment advisory agreement in connection with the Merger will not impact the calculation of the capital gains incentive fee payable thereunder (i.e., it will not result in the realization of gains or losses on any of OHAI’s individual investments for purposes thereof). However, such termination would re-establish the date to calculate the capital gains incentive fee amount to be paid to its investment adviser. Under the investment advisory agreement, the capital gains incentive fee is determined/calculated on the earlier of (i) December 31 of each year (which is OHAI’s fiscal year end) and (ii) upon termination of the investment advisory agreement.  As noted above, OHAI estimates that a capital gains incentive fee in the amount of $46,000 would be currently payable to its investment adviser at the next trigger/determination date set forth in its investment advisory agreement.  Because the Merger is expected to close prior to December 31, 2019, the trigger/determination date for the calculation of the capital gains income incentive fee to be paid to its investment adviser will likely be the date of the closing of the Merger.  As a result, OHAI has revised footnote 5 to the table entitled “Comparative Fees and Expenses Relating to the Merger” in the “Comparative Fees and Expenses” section to disclose the foregoing information.

6.	Please confirm the numbers in the “Example” on page 63 and supplementally provide support for those calculations.

PTMN confirms that the numbers related to PTMN in the “Example” are accurate. OHAI has revised the numbers related to OHAI in the “Example” for the reasons noted elsewhere herein. Support for these calculations is attached hereto as Exhibit C.

7.
The “Selected Consolidated Financial Data of OHAI” table on page 68 is presented in thousands while the corresponding “Selected Consolidated Financial Data of PTMN” table on page 67 is not.  Please consider conforming the PTMN table to thousands.

PTMN has incorporated the requested revisions.

8.
Please supplementally explain why the amounts for “investments, at fair value” in the PTMN Pro Forma Condensed Consolidated Statement of Financial Condition on page 72 correspond to the capitalization table under “Portfolio and Investment Activity” on page 168 table but do not correspond to the amounts in the PTMN Consolidated Schedule of Investments for June 30, 2019 (unaudited) in the Form 10-Q for the period ended June 30, 2019.

The amounts for “investments, at fair value” in the PTMN Pro Forma Condensed Consolidated Statement of Financial Condition and capitalization table under “Portfolio and Investment Activity” in the Registration Statement do not include $27,443,091 of short-term investments. Those short-term investments are accounted for in the “Cash, cash equivalents and restricted cash” and “Other assets” line items. The Consolidated Schedule of Investments in PTMN’s Form 10-Q for the period ended June 30, 2019 includes short-term investments, and we note that the PTMN Pro Forma Condensed Consolidated Schedule of Investments included in the Registration Statement is identical in that respect.

9.
Will there be any unfunded commitments for the combined entity?  If so, please supplementally confirm that PTMN’s assets will provide adequate coverage to satisfy all unfunded commitments of the combined entity.

It is likely that there will be unfunded commitments for the combined entity at closing of the Merger, and it is anticipated that the combined entity will have adequate coverage to satisfy all such unfunded commitments.

10.
On page 75, the Registration Statement states that approximately $7.8 million in cash consideration will be paid to OHAI Stockholders.  However, other parts of the Registration Statement reference $8 million in cash consideration to OHAI Stockholders.  Please revise accordingly or explain supplementally the discrepancy between the two numbers.

PTMN has incorporated the requested revisions.

11.	In the “PTMN Pro Forma Condensed Consolidated Schedule of Investments” table beginning on page 77:

a.	Please confirm that all controlled or affiliated issuers are noted.

PTMN confirms that all controlled or affiliated issuers are noted in the PTMN Pro Forma Condensed Consolidated Schedule of Investments.

b.
Certain investment interest rates/maturity include LIBOR but do not include the LIBOR reference rate.  Please update the table to include the proper reference rates and descriptions for such portfolio companies.

PTMN has incorporated the requested revisions.

c.
The OCI Holdings, LLC entry on page 81 lists the investment interest rate as “LIBOR+ 12.0% cash with a 1.0% floor plus 3.0% PIK.”  Please confirm the accuracy of the description, as the disclosure in footnote 26 appears to be inconsistent.

The Registration Statement has been revised to eliminate the inconsistency.

d.	Please explain why the U.S. Treasury Bill rates are not disclosed.

The Registration Statement has been revised to disclose the yield on OHAI’s U.S. Treasury Bill rates.

e.	Please supplementally explain how skim interest results in a higher interest rate spread, as noted in footnote 30.

ClearChoice has debt in the form of a term loan and a revolver that are pari passu and both accrue interest at LIBOR+650bps.  A small amount of the term loan was tranched out to a third party lender on a first-out basis at a lower LIBOR spread.   The difference between 650bps and the lower spread on the first-out term loan is shared pro rata by the remaining term loan lenders and revolving credit lenders.  This residual interest when added to the stated rate of interest of 650bps results in a realized interest spread of approximately 680bps.

12.	Please consider removing PTMN as a selected company under the “Selected Companies Analysis” on page 102, as OHAI is not included in the list.

PTMN was one of the selected companies against which KBW compared OHAI’s market performance. As a result, we did not remove PTMN as a selected company under the “Selected Companies Analysis” but instead removed language which incorrectly gave the impression that KBW compared PTMN’s market performance to itself.

13.	Please identify last-out tranches separately in the portfolio investment charts on pages 218 and 221.

The Registration Statement has been revised to identify last-out tranches separately.

Legal Comments

1.	Please submit a proxy card to the Commission through a Form PRE 14A filing and include a mechanism to vote on the adjournment to solicit additional proxies.

As requested, the proxy card was filed as Exhibit 17(a) to the amended Registration Statement and as an attachment to OHAI’s revised preliminary merger proxy statement filed concurrently herewith.  The proxy card includes a mechanism for OHAI stockholders to vote on the adjournment proposal.

2.	In the Letter to Stockholders, please clarify the first sentence of the fifth paragraph regarding the timing of the Determination Date and Closing OHAI/PTMN Net Asset Value calculation.

PTMN has incorporated the requested revisions.

3.	Please disclose the approximate cost of the Merger to be paid by each entity in total dollars and on a per share basis in the answer to the last question on page 4.

The Registration Statement has been revised accordingly.

4.	Please include a reference to “junk bonds” in the answer to the last question on page 6 when discussing below investment grade investments.

PTMN has incorporated the requested revision.

5.	Please emphasize, either by bolding or italicizing, the first, third, and fifth full paragraphs on page 7.

PTMN has incorporated the requested revisions.

6.	On page 10, in the “Risks Relating to the Proposed Merger” section, please add disclosure regarding uncertainty about tax treatment of the Merger.

PTMN has incorporated the requested revisions.

7.
On page 11, one of the bullet points under “Risks Relating to the Proposed Merger” states that “[u]nder certain circumstances, OHAI and PTMN are obligated to pay each other a termination fee upon termination of the Merger Agreement.”  Please supplementally confirm that no termination fee is payable to either PTMN’s or OHAI’s investment adviser or an affiliate of the investment adviser.

PTMN and OHAI confirm that no termination fee is payable to either PTMN’s or OHAI’s investment adviser or an affiliate of the investment adviser.

8.
Please emphasize, either by bolding or italicizing, the bullet point on page 11 that states “PTMN and OHAI may waive one or more conditions to the Merger without resoliciting OHAI Stockholder approval.”

PTMN has incorporated the requested revision.

9.
Please supplementally provide an analysis of whether announcing the planned purchase of the acquirer’s common stock on the open market in the “Open Market Stock Repurchase Program” section on page 13 is consistent with Rule 102 of Regulation M.

We respectfully submit that the disclosure of PTMN’s contingent future obligation to initiate the open market stock repurchase program does not implicate Rule 102 under Regulation M, and is an important term of the Merger Agreement that should be disclosed in the Form N-14.

Rule 102(a) under Regulation M imposes the following restriction:

Unlawful Activity. In connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period; Except That if an affiliated purchaser is a distribution participant, such affiliated purchaser may comply with § 242.101, rather than this section.

Rule 100 under Regulation M defines “restricted period” to mean “[i]n the case of a distribution involving a merger, acquisition, or exchange offer, the period beginning on the day proxy solicitation or offering materials are first disseminated to security holders, and ending upon the completion of the distribution.” The “completion of the distribution” in the context of a merger has been interpreted to coincide with the time that stockholders vote on the transaction.1

We note that PTMN’s commitment to implement a repurchase program is a covenant in Section 6.20 of the Merger Agreement, and was publicly disclosed in advance of the filing of the preliminary Form N-14 and before the commencement of the applicable restricted period under Regulation M. The disclosure regarding the repurchase program in the Form N-14 is intended to inform investors of this provision of the Merger Agreement.

We believe the disclosure makes it clear that the repurchase program will not commence during the restricted period, as the commitment does not become binding until after the consummation of the Merger. Additionally, there can be no assurance as to when PTMN will be obligated to implement the repurchase program, if at all. Under the Merger Agreement, prior to PTMN implementing the repurchase program PTMN Common Stock must be trading at a price below 75% of its net asset value per share. If PTMN Common Stock does not trade below this threshold within one year of the Merger being consummated, PTMN is under no obligation to implement the repurchase program. If the discount threshold is met, PTMN retains significant flexibility to determine the timing and amount of repurchases, as the announcement of the repurchase program would commence a twelve-month period during which PTMN may determine to purchase up to $10 million of PTMN Common Stock in open market transactions. PTMN is not obligated to repurchase any minimum amount of PTMN Common Stock.

1 See Frequently Asked Questions About Regulation M, https://www.sec.gov/interps/legal/mrslb9.htm.

Additionally, we believe it would be unreasonable to view the disclosure of the contingent obligation to initiate a stock repurchase program as an inducement for other persons to bid for or purchase PTMN Common Stock during the restricted period. As noted above, there is no guarantee that PTMN will be required to commence repurchases and PTMN is not obligated to repurchase any particular amount of its common stock.

For the reasons described above, the disclosure referenced by the Staff does not constitute a bid for, purchase, or attempt to induce any person to bid for or purchase PTMN Common Stock during the solicitation period leading up to OHAI’s Special Meeting, and therefore does not implicate Rule 102 under Regulation M.

10.
In the “Opinion of the Financial Advisor to the OHAI Special Committee” section on page 14, please consider whether any additional information should be disclosed regarding the methodologies used by Keefe, Bruyette, & Woods, Inc. in performing their analysis in connection with the opinion.

PTMN has made the requested revision and notes that the requested disclosure is included in the section entitled “The Merger—Opinion of the Financial Advisor to the OHAI Special Committee.”

11.	On page 70, please disclose the approximate cost of proxy solicitation under “Solicitation of Proxies.”

The Registration Statement has been revised to disclose the estimated $50,000 cost of the proxy solicitation.
_______________________

Please call me (202-636-5543) or Christopher Healey (202-636-5879) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ RAJIB CHANDA

cc:	Jacob Sandovall, Division of Investment Management
Jenson Wayne, Division of Investment Management
Jonathan L. Corsico, Simpson Thacher & Bartlett LLP
Christopher P. Healey, Simpson Thacher & Bartlett LLP
Harry S. Pangas, Dechert LLP
Bernardo L. Piereck, Dechert LLP
Kenneth E. Young, Dechert LLP

Exhibit A

	PTMN
Sales Load	0.00%
Offering Expenses	0.00%
DRIP Expenses	0.00%
Total	0.00%
	Pro forma						PTMN Actual
Base management fees	2.90%						2.95%
Incentive fees	0.21%						0.00%
Interest payments on borrowed funds	5.57%						5.70%
Other expenses	3.71%						7.67%
Acquired fund fees and expenses	0.0%						0.0%
Total annual expenses	12.39%						16.31%
Assumed investment balance	$1,000
Pro forma Post Transaction no cap gains:
Assumed return	5.00%
PTMN Total Expenses	12.39%
Less: Incentive fees	-0.21%
Total Expenses ex incentive fees	12.17%

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Beginning balance	1,000	928	862	800	742	689	640	594	551	512
Income	50	46	43	40	37	34	32	30	28	26
Expenses	(122)	(113)	(105)	(97)	(90)	(84)	(78)	(72)	(67)	(62)
Ending balance	928	862	800	742	689	640	594	551	512	475
For table in N-14	122		340		527					891
Pro forma Post Transaction All capital gains:
Assumed return	5.00%
PTMN Total Expenses	12.39%
Plus: Incentive fees	-0.21%
Total Expenses ex incentive fees	12.17%
Capt gains incentive fee rate (annual, not % of NAV)	17.5%

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Beginning balance	1,000	920	846	777	715	657	604	556	511	470
Income	50	46	42	39	36	33	30	28	26	23
Expenses	(122)	(112)	(103)	(95)	(87)	(80)	(74)	(68)	(62)	(57)
Incentive fees	(9)	(8)	(7)	(7)	(6)	(6)	(5)	(5)	(4)	(4)
Ending balance	920	846	777	715	657	604	556	511	470	432
For table in N-14	130		361		556					921
PTMN No capital gains:
Assumed return	5.00%
PTMN Total Expenses	16.31%
Less: Incentive fees	0.00%
Total Expenses ex incentive fees	16.31%

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Beginning balance	1,000	887	787	698	619	549	487	431	383	339
Income	50	44	39	35	31	27	24	22	19	17
Expenses	(163)	(145)	(128)	(114)	(101)	(90)	(79)	(70)	(62)	(55)
Ending balance	887	787	698	619	549	487	431	383	339	301
For table in N-14	163		436		651					1,008
PTMN All capital gains:
Assumed return	5.00%
PTMN Total Expenses	16.31%
Plus: Incentive fees	0.00%
Total Expenses ex incentive fees	16.31%
Capt gains incentive fee rate (annual, not% of NAV)	17.5%

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Beginning balance	1,000	878	771	677	595	522	458	403	353	310
Income	50	44	39	34	30	26	23	20	18	16
Expenses	(163)	(143)	(126)	(110)	(97)	(85)	(75)	(66)	(58)	(51)
Incentive fees	(9)	(8)	(7)	(6)	(5)	(5)	(4)	(4)	(3)	(3)
Ending balance	878	771	677	595	522	458	403	353	310	273
For table in N-14	172		455		674					1,026

Exhibit B

PTMN
Support for “Other Expenses” calculation
PTMN Actual Q2 expenses:
Professional fees	$515
Insurance	359
Administrative services expense	410
Other general and administrative expenses	311
Lease impairment charge	1,431
Sub-total actual expenses	3,026
Less:
Lease Impairment	(1,431)
Duplicative D&O Insurance expense	(125)
Add: estimate of OHAI Opex to remain	66
Pro forma expenses-quarterly	1,535
Annualized	6,141
NAV	165,494
Ratio	3.71%

Exhibit C

You would pay the following expenses on a $1,000 investment:
OHAI, assuming a 5% annual return (assumes no return from net realized capital gains or net unrealized capital appreciation)

	NAV	5% return	Annual Expenses
Year 1	$37,006,000	1,850,300	6,654,222	18.0%	$1,000	$179.81	$180
Year 2	38,856,300	1,942,815	6,654,222	17.1%	$1,000	$171.25
Year 3	40,799,115	2,039,956	6,654,222	16.3%	$1,000	$163.10	$514
Year 4	42,839,071	2,141,954	6,654,222	15.5%	$1,000	$155.33
Year 5	44,981,024	2,249,051	6,654,222	14.8%	$1,000	$147.93	$817
Year 6	47,230,076	2,361,504	6,654,222	14.1%	$1,000	$140.89
Year 7	49,591,579	2,479,579	6,654,222	13.4%	$1,000	$134.18
Year 8	52,071,158	2,603,558	6,654,222	12.8%	$1,000	$127.79
Year 9	54,674,716	2,733,736	6,654,222	12.2%	$1,000	$121.71
Year 10	57,408,452	2,870,423	6,654,222	11.6%	$1,000	$115.91	$1,458

	NAV	5% return	Capital Gains Incentive Fee 20.00%	Annual Expenses
Year 1	$37,006,000	1,850,300	370,060	7,024,282	19%	$1,000	$189.81	$190
Year 2	38,856,300	1,942,815	388,563	6,654,222	17%	$1,000	$171.25
Year 3	40,799,115	2,039,956	407,991	6,654,222	16%	$1,000	$163.10	$524
Year 4	42,839,071	2,141,954	428,391	6,654,222	16%	$1,000	$155.33
Year 5	44,981,024	2,249,051	449,810	6,654,222	15%	$1,000	$147.93	$827
Year 6	47,230,076	2,361,504	472,301	6,654,222	14%	$1,000	$140.89
Year 7	49,591,579	2,479,579	495,916	6,654,222	13%	$1,000	$134.18
Year 8	52,071,158	2,603,558	520,712	6,654,222	13%	$1,000	$127.79
Year 9	54,674,716	2,733,736	546,747	6,654,222	12%	$1,000	$121.71
Year 10	57,408,452	2,870,423	574,085	6,654,222	12%	$1,000	$115.91	$1,468